May 2, 2013

To:

Geoffrey Kruczek

(202) 551-3641

Re:

Cold Cam Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed April 12, 2013

File No. 333-186197

 Dear Mr. Kluck:

Thank you for the comment letter dated April 23, 2013. Please find below our responses for your comments.

Rule 144 Shares, page 25

1.

Your response to prior comment 2 suggests you believe the limitations in Rule 144 applicable to shell companies apply only to restricted securities. Please reconcile with page 49 of Securities Act Release No. 8869, which states the limitations also apply to unrestricted securities issued by shell companies.

Response:

We have revised our disclosure at the end of the last paragraph on page 24:

“... Affiliates, however, are not eligible to use Rule 144(k) and therefore must always comply with the applicable Rule 144 conditions for resale of their securities. Rule 144 is available for the resale of restricted or unrestricted securities that were initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously a reporting or non-reporting shell company.”

Exhibit 5.1

2.

Please file a revised opinion that clearly addresses all of the securities identified in your revised fee table and new offering price.

Response:

We have filed a revised opinion letter from our attorney as per your request.

Sincerely,

/s/ Yonekatsu Kato

Yonekatsu Kato

President and Director

Cold Cam, Inc.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com